November 5, 2010

FOIA CONFIDENTIAL TREATMENT REQUEST

Correspondence via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-6010
Attn: Kristin Lochhead

Re:	Composite Technology Corporation Form 10-K for the fiscal year ended September 30, 2009 Filed December 14, 2009 File No. 000-10999

Dear Ms. Lochhead:

On behalf of Composite Technology Corporation  (the “Company” or “CTC”), set forth below are the Company’s responses to the comments received from the staff (“Staff”) of the Securities and Exchange Commission in the letter dated October 4, 2010.  We have reproduced the Staff’s comments in bold type for your convenience and have followed the comment with the Company’s response.  References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.

Please be advised that portions of this letter have been redacted for business confidentiality reasons.  We respectfully request that the Staff be sensitive to such confidentiality matters if it elects to send the Company any follow-up questions or comments.

General

1.
We note that the date of your annual meeting of stockholders was March 2, 2010. Please tell us when you intend to file a current report on Form 8-K to report the results of that stockholder vote. See Item 5.07 of Item 8-K. Also provide us your analysis regarding the effect of such filing now on your ability to use short-form registration statements. See Question 114.04 of our Securities Act Forms Compliance and Disclosure Interpretations, available at

http://www.sec.gov/divisions/corpfin/guidance/safinterp.htm.

Response: We filed the Form 8-K for the shareholder meeting vote on October 26, 2010.  We expect that we will not be able to use short-form registration statements until  March 3, 2011.

Acknowledgments

2.	As requested in our letter dated August 18, 2010, please provide a written statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:

Please see the attached letter from the company’s Chief Financial Officer providing such acknowledgements.

Form 10-K for Fiscal Year Ended September 30, 2010

Item 1A. Risk Factors, page 11

3.
Please expand your response to prior comment 7 to clarify how you concluded that your current disclosure, such as on pages 54-55, provides investors with sufficient information regarding the nature of the liabilities you retained, the identity of the party who holds the $22 million liability you mention and any related risks.

Response:  Please see response to question 7 below.

Recent Developments, page 25

4.
We note your response to prior comment 2 and your representation on page 6 indicating that you will provide updated MD&A disclosure in your future Form 10-K filings. Please confirm that that you will also provide updated disclosure in your future interim reports on Form 10-Q, as applicable, to disclose material changes to your previous disclosures about "sales opportunities," the development of a second manufacturing plant and the status of the DSME escrow.

Response:

The Company will provide updated MD&A disclosure in future Form 10-Q filings and Form 10-K  filings for all relevant and material changes to required disclosures including sales opportunities, the development of a second manufacturing plant, and the status of the DSME escrow, to the extent known as of the issuance date of the relevant filing.

Consolidated Financial Statements

Note 2. Discontinued Operations, page 54

5.
We reference your response to prior comments 2 and 10, In future filings, please disclose the timing and conditions for the release of Part A and Part B of the escrow. Please also clarify the nature of the "additional $17.7 million" that may be due under certain conditions and whether those amounts are currently recorded as liabilities.

Response:

We will add disclosure to Note 2 Discontinued Operations (or future iterations of Note 2 if numbered differently) for future filings as to expected timing of release and the conditions in general. ***    The nature of the additional $17.7 million in liabilities is that under the terms of the asset sale, an additional recovery of $17.7 million in addition to the already escrowed cash, would be due back to the acquirer if significant *** claims were made by a third party and those claims were adjudicated against the company.  No such claims have occurred and none are expected to occur.

We have filed a negative declaration action in German court that limits the value of our exposure.   As such, none of the $17.7 million is recorded as a liability.

6.
Please revise future filings to disclose the nature of the $3.3 million accrued contingent liability that was recorded as a direct cost of the sale of Dewind, as discussed in the response to prior comment 11.

Response: We will add this disclosure for future filings.

7.
We note your response to prior comments 7 and 14 and the discussion of the net amounts due to insolvent subsidiaries which is less than the $39 million of total accounts payable and accrued liabilities of discontinued operations as of September 30, 2009. Please tell us the nature of the additional $17 million of liabilities. In addition, tell us if the $8 million of assets of insolvent subsidiaries is recorded net within accounts payable and other accrued liabilities and, if so, why that presentation is appropriate. In your response, please detail out the nature and composition of the liabilities of discontinued operations. Future filings should also include a more detailed disclosure of the nature of the discontinued operations liabilities.

***  Portions of this correspondence letter have been deleted pursuant to Rule 83 of the Securities Exchange Act of 1934.

Response:

The $39 million in A/P and other liabilities consisted of $22 million legally disputed liability due from the Dewind Turbines Ltd.  (“Ltd”) group of subsidiaries to the insolvent subsidiary,  Dewind GmbH (GmbH) and an additional $17 million in accounts payable and accrued liabilities for the remaining Ltd. entities comprising of $14 million in accounts payable and $3 million in accrued liabilities.  The $22 million liability to the insolvent subsidiary represents the balance due to the insolvent GmbH subsidiary as of September 30, 2009 from the Ltd group.  Prior to the insolvency of GmbH, the liability manifested itself in consolidation by consolidating assets and liabilities of Dewind GmbH into the assets and liabilities of the greater Ltd. group, as appropriate under consolidation accounting.  After insolvency, the liability converted to the formerly intercompany payable, which had previously been eliminated.  The net balances due on the intercompany payable were coincidentally nearly identical to the net liabilities of the insolvent entity – in large part since the assets (but not liabilities) of GmbH were sold to Ltd in 2005 in exchange for an equivalent intercompany payable/receivable and Ltd was funding the operations of GmbH from 2005 until the insolvency date of 2008 and decrementing the cash funded against the intercompany payable/receivable.  In 2008, upon the filing the insolvency of GmbH, the nature of the liability disclosure changed from an expanded assets and liabilities disclosure to one that was a single figure payable to the insolvent subsidiary.  However, the Ltd group still owns the insolvent subsidiary and at the time of the 9/30/09 report, there existed a possibility of asset recovery that would result in a reduced balance due.  For that reason, we elected to provide the “gross up” figure of $30 million in liabilities less $8 million in assets in the text of the footnote as a memo disclosure.    Our approach was discussed with our external auditors, who concurred that this “memo” disclosure was appropriate and valuable information for readers of the financial statements for a year-to-year comparison.  The actual presentation on the balance sheet and the table in the footnote was for the $22 million in payables due to the insolvent entity.

The current holder of the $22 million claim is FKI/Melrose plc who received this via assignment from the insolvency receiver.    This was disclosed on page 12 in the risk factors in the September 30, 2009 Form 10-K but not in footnote 2 on pages 54-55.  We will specifically include the name of the assignee in the footnote for discontinued operations for the fiscal year ending September 30, 2010 Form 10-K filing

The Company bid on the claim in 2009, and which bid the insolvency receiver rejected, but we never received details of the price paid by FKI/Melrose or why our bid was rejected, despite several written requests to the insolvency receiver. During fiscal 2010, we have disputed this assignment in court in Germany and we have recently petitioned the court in Germany for a hearing on the matter. The valuation of the $22 million claim is also under dispute through legal action in the UK, the jurisdiction of the remaining Ltd. subsidiary.  As yet, neither the German nor the UK actions have been adjudicated and neither are expected to be adjudicated until after the date of the filing of the Form 10-K due on December 14, 2010.  To the extent known, up to date disclosure will be provided on these matters.  Unless either the legal activities are adjudicated, we will not record a gain contingency on any decrease in the $22 million claim.

For the fiscal 2009 Form 10-K and subsequent Forms 10-Q, we believe that the representation of the $22 million along with the other $17 million is appropriately recorded as current liabilities for discontinued operations.  As of September 30, 2009, the remaining entities that were not in insolvency proceedings were contractually obligated to pay the entire $39 million, notwithstanding the legal disputes related to the $22 million along with portions of the other $17 million.  A reduction of these liabilities would result in the recognition of gain contingencies, which are not acceptable treatments under Generally Accepted Accounting Principles.

For the next Form 10-K, we expect to include additional disclosure and description of the remaining Dewind activities including the $22 million payable. We will include any available updates for the next Form 10-K to be filed on or before December 14, 2010 in the relevant risk factors, legal and litigation footnotes, discontinued operations footnote, and MD&A, as applicable.

We continue to closely guard our legal strategy regarding the discontinued operations of Dewind including litigation with FKI, in order to preserve our ability to collect on the remaining $16.4 million of escrowed cash.    We expect, however to refrain from disclosure or description of any legally protected strategies where the release of such information could provide assistance to the legal position or strategies of FKI or other parties and/or which may impact our ability to collect escrowed cash, or which may require the Company to satisfy what it believes to be legally avoidable liabilities.  Such disclosure would serve to negatively impact shareholder value.

Exhibit Index, page 77

8.
We note your response to prior comment 16 and multiple pending applications for confidential treatment. We will provide any comments on the request in a separate letter. Please resolve any such comments. Additionally, given the dates on which you requested confidential treatment relative to the dates on which you filed exhibits with information redacted, please provide us your analysis of the impact on the conclusions required to be disclosed pursuant to Item 307 of Regulation S-K.

Response: We will resolve such comments in our responses to such separate letters.  We do not believe that the dates on which we requested confidential treatment impacts the conclusions we have made regarding our disclosure controls and procedures.  Confidential treatment requests are not filed publicly.  Therefore, there is no additional disclosure being withheld.  Furthermore, we have stated in our current filings that we have already concluded that our disclosure controls and procedures are ineffective.

*     *     *     *     *

We hope that the information contained in this letter satisfactorily addresses the comments by the Staff.  Please do not hesitate to contact the undersigned by telephone at (310) 208-1182, or by facsimile at (310) 208-1154.

Very truly yours,

RICHARDSON & PATEL, LLP

/s/ Ryan S. Hong
Ryan S. Hong, Esq.

November 2, 2010

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-6010
Attn: Kristin Lochhead

Dear Ms. Lochhead:

Please be advised of the following representations by Composite Technology Corporation (“the Company”) in regards to the Company’s SEC filings:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Best regards,

/s/ Domonic J. Carney

Domonic J. Carney
Chief Financial Officer

2026 McGaw Avenue, Irvine, California 92614 USA Tel: (949) 428-8500 Fax: (949) 428-8515